SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File
Number 1-5491

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6127

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By: Rowan Companies, Inc. Savings
And Investment Plan
Administrative Committee:

                                /s/   JOHN R. COLLINS           June 25, 2004
                                       John R. Collins
                                /s/   R. G. CROYLE                   June 25, 2004
                                       R. G. Croyle
                                /s/   MARK H. HAY                  June 25, 2004
                                       Mark H. Hay
                                /s/   D. F. MCNEASE                June 25, 2004
                                       D. F. McNease
                                /s/   E. E. THIELE                      June 25, 2004
                                       E. E. Thiele

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2003 and 2002	3

Notes to Financial Statements for the Years Ended December 31, 2003 and 2002	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Houston, Texas
June 25, 2004

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ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value (Note 4)	$61,780,902	$46,324,418

Receivables:
Employee contributions	642,921	606,296
Employer contributions	219,766	209,600

NET ASSETS AVAILABLE FOR BENEFITS	$62,643,589	$47,140,314

See notes to financial statements.

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ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Contributions:
Employee	$7,348,403	$7,769,102
Employer	2,413,074	2,394,116
Plan interest in Rowan Master Trust net investment gain	8,557,188

Total additions	18,318,665	10,163,218

DEDUCTIONS:
Plan interest in Rowan Master Trust net investment loss		4,175,821
Employee withdrawals	2,815,390	2,233,977

Total deductions	2,815,390	6,409,798

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	15,503,275	3,753,420

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,140,314	43,386,894

End of year	$62,643,589	$47,140,314

See notes to financial statements.

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ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.  PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling and aviation employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”).

Participation – Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee’s date of hire and ending on the anniversary of such date.

Funding – In 2002 and the first half of 2003, participants could may make contributions to the Plan of up to 20% of their regular compensation on a before-tax basis. Effective June 27, 2003, the limit was increased to 60%.  Rowan makes a matching contribution equal to 50% of the first 6% of the participant’s contribution. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan ($2,000 for 2003).

Investment Options – The assets of the Plan are held in a master trust and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”). Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund, at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee. Other expenses of administering the Plan and master trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after three years or more of qualified service.
Participants at age 60 are entitled to 100% of all contributions, plus any earnings accrued thereon. Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax accuont upon attainment of age 59 1/2 or hardship in accordance with the terms of the Plan. At December 31, 2003 and 2002, Plan assets included approximately $6,000 and $25,000, respectively, of distributions payable to former Plan participants.

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Forfeitures – Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During 2003 and 2002, Rowan utilized approximately $36,000 and $121,000, respectively, of employee forfeitures for employer contributions and Plan administrative expenses. At December 31, 2003 and 2002, Plan assets included approximately $18,000 and $20,000, respectively, of nonvested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net increase (decrease) in fair value of investments consists of the net change in unrealized gains (losses) in fair values and realized gains (losses) upon the sale of investment securities. The net change in unrealized gains (losses) and realized gains (losses) upon sale are determined using fair values as of the beginning of the year or the purchase price if acquired during the year.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

3.  RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

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4.  INVESTMENT IN ROWAN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Trust”) commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by a Rowan subsidiary. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans. The investment accounts of the Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Trust. At December 31, 2003 and 2002, the Trust held the following investments, at fair value:

	2003		2002

	Amount	%	Amount	%
Investments - at fair value:
Rowan Companies Unitized Stock Fund	$11,496,640	12%	$11,362,999	14%
Registered investment companies	88,186,957	88%	68,345,726	86%
Participant loans	4,471	0%	9,957	0%

Total investments	$99,688,068	100%	$79,718,682	100%

Investment income (loss) for the Trust for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002

Investment income (loss):
Increase (decrease) in fair value of investments:
Rowan Companies Unitized Stock Fund	$692,610	$2,091,295
Registered investment companies	10,294,426	(10,078,069)
Interest and dividends	1,833,202	1,560,180

Net investment income (loss)	$12,820,238	$(6,426,594)

The Plan’s interest in the Trust’s total investment units was approximately 62% at December 31, 2003 and 58% at December 31, 2002, with the balance attributed to the other Rowan-sponsored plan.

5.TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed Rowan by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The determination is applicable for Plan amendments executed and/or dated through June 19, 2003. The Plan has been amended since that date; however, the Plan administrator and Rowan believe that the Plan continues to be operated in compliance with the applicable requirements of the IRC.

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